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                                      LOGO

                                October 3, 1997

TO THE STOCKHOLDERS OF
CHIPS & TECHNOLOGIES, INC.

Dear Stockholder:

     As you may be aware, Chips is a party to three consolidated lawsuits, brought on behalf of Chips' stockholders, which are currently pending in the Court of Chancery of the State of Delaware. These lawsuits challenge, among other things, the merger agreement between Chips, Intel Corporation and Intel Enterprise Corporation dated July 27, 1997, pursuant to which Intel has commenced a tender offer for all shares of Chips at $17.50 per share.

     In order to settle the lawsuits, Chips and Intel have entered into an agreement in principle with the plaintiffs under which they agreed to amend the merger agreement (i) to extend to November 30, 1997 the date after which either Chips or Intel may unilaterally terminate the transaction if the tender offer has not been consummated, and (ii) to provide that if Chips seeks to terminate the merger agreement due to the unsolicited receipt of a higher offer, the maximum fee payable to Intel would be reduced from $15 million to $7.5 million. Chips has also agreed to amend its Schedule 14D-9 filed in connection with the tender offer to provide certain additional disclosure regarding the circumstances leading up to Chips' decision to enter into the merger agreement, and to issue a press release describing the settlement and the changes to the merger agreement.

     Enclosed is a copy of Amendment No. 1 to the Chips Schedule 14D-9. Amendment Number One to the Merger Agreement is included as Annex A.

     This mailing is being made under the agreement to settle the lawsuits. You will receive a more detailed Notice of Settlement at a future date. This mailing is being made on October 3, 1997. The tender offer is currently scheduled to close on October 17, 1997.

     Nominees are requested promptly to forward copies of this letter and its enclosure to any beneficial holder for whom they act as nominee.

                                          LOGO

                                          James F. Stafford
                                          President and Chief Executive Officer